# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SIGNET JEWELERS LTD, CIK 0000832988
CUSIP: G81276100
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Bermuda (D0), HM11
Date of event which requires filing of this statement: 01/31/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0000899140-20-000266
Filed by CIK 0001592643

## Reporting persons
- Select Equity Group, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,306,370; sole dispositive power 0; shared dispositive power 4,306,370; aggregate amount beneficially owned 4,306,370 (9.9% of the class)
  Comment: Beneficial ownership based on 43,491,397 shares of common shares outstanding as of November 29, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 5, 2024.
- SEG Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,385,951; sole dispositive power 0; shared dispositive power 1,385,951; aggregate amount beneficially owned 1,385,951 (3.2% of the class)
  Comment: Beneficial ownership based on 43,491,397 shares of common shares outstanding as of November 29, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 5, 2024.
- George S. Loening: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,306,370; sole dispositive power 0; shared dispositive power 4,306,370; aggregate amount beneficially owned 4,306,370 (9.9% of the class)
  Comment: Beneficial ownership based on 43,491,397 shares of common shares outstanding as of November 29, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 5, 2024.

## Item 1. Issuer
Name of issuer: SIGNET JEWELERS LTD
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, D0 HM11

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed jointly by Select Equity Group, L.P., a Delaware limited partnership ("Select LP"), SEG Partners II, L.P., a Delaware limited partnership ("SEG Partners II"), and George S. Loening ("Loening"), who is the majority owner of Select LP and managing member of its general partner and who is the managing member of SEG Partners II's general partner. Select LP, SEG Partners II and Loening are sometimes jointly referred to herein as the "Select Reporting Persons." As of January 31, 2025, SEG Partners II has ceased to be the beneficial owner of more than 5 percent of the class of Common Shares and future amendments to the Schedule 13G will not include SEG Partners II as a Reporting Person.
Address of principal business office or, if none, residence: The business address of each of Select LP, SEG Partners II, and Loening is 380 Lafayette Street, New York, New York 10003.
Citizenship: George S. Loening is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
(i) Select Equity Group, L.P. - 4,306,370
(ii) SEG Partners II, L.P. - 1,385,951
(iii) George S. Loening - 4,306,370
Percent of class:
(i) Select Equity Group, L.P. - 9.9 %
(ii) SEG Partners II, L.P. - 3.2 %
(iii) George S. Loening - 9.9
Sole power to vote or to direct the vote:
(i) Select Equity Group, L.P. - 0
(ii) SEG Partners II, L.P. - 0
(iii) George S. Loening - 0
Shared power to vote or to direct the vote:
(i) Select Equity Group, L.P. - 4,306,370
(ii) SEG Partners II, L.P. - 1,385,951
(iii) George S. Loening - 4,306,370
Sole power to dispose or to direct the disposition:
(i) Select Equity Group, L.P. - 0
(ii) SEG Partners II, L.P. - 0
(iii) George S. Loening - 0
Shared power to dispose or to direct the disposition:
(i) Select Equity Group, L.P. - 4,306,370
(ii) SEG Partners II, L.P. - 1,385,951
(iii) George S. Loening - 4,306,370

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
Select Equity Group, L.P. and George S. Loening certify as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

SEG Partners II, L.P. certify as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 99.1

The identity and the Item 3 classification of the relevant subsidiary are: Select Equity Group, L.P., which is an Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

## Signatures
- Select Equity Group, L.P.: By: Select Equity GP, LLC, its General Partner, By: /s/ George S. Loening, George S. Loening, Managing Member (02/07/2025)
- SEG Partners II, L.P.: By: SEG Partners II Holdings, LLC, its General Partner, By: /s/ George S. Loening, George S. Loening, Manager (02/07/2025)
- George S. Loening: /s/ George S. Loening, George S. Loening, an individual (02/07/2025)